UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the Month of August 2006

(Commission File.  No 0-30718).

SIERRA WIRELESS, INC., A CANADA CORPORATION

(Translation of registrant’s name in English)

13811 Wireless Way

Richmond, British Columbia, Canada V6V 3A4

(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐         40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                                                                                                                Yes:        ☐            No:          ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

By:	/s/ David G. McLennan
David G. McLennan, Chief Financial Officer and Secretary

Date: August 14, 2006

SIERRA WIRELESS, INC.

SECOND QUARTER REPORT
FOR THE THREE AND SIX MONTHS JUNE 30, 2006

SIERRA WIRELESS, INC.

REPORT TO SHAREHOLDERS

To Our Shareholders and Employees

Intense focus on our core business of wide area wireless for mobile computing continues to drive a solid business recovery.

During the second quarter, we significantly grew sales of our HSDPA AirCards, achieved strong shipments of our AirCard 580 for EV-DO networks, executed new purchase arrangements with major wireless operators for our next generation AirCards, and saw significant growth of embedded module sales to our laptop OEM partners. In addition, we continued to improve our channel position in Europe, and significantly expanded our OEM business, adding three new laptop OEMs to our roster of customers.

Supported by strong operational execution, these achievements contributed to our fourth consecutive quarter of improved financial results and excellent growth since our restructuring one year ago.

Q2 2006 Results Compared to Q2 2005

For the three months ended June 30, 2006, our revenues increased by 152% to $55.2 million, from $21.9 million in the second quarter of 2005. This increase reflects the continued improvement in our AirCard and embedded module business segments.

Our gross margin also improved in the second quarter, climbing to 34.1% of revenue. In the second quarter of 2005, gross margin was 31.2%, excluding the impact of $12.8 million in restructuring charges recognized in that period. Operating expenses for the second quarter of 2006 were $16.7 million. This compares to operating expenses of $15.3 million in the second quarter of 2005, excluding $4.9 million of restructuring charges and a $1.0 million provision for future legal costs. Second quarter 2006 cost of goods sold and operating expenses include $0.1 million and $0.9 million, respectively, of stock-based compensation, compared to nil in the second quarter of 2005.

Net earnings for the second quarter increased to $3.8 million (diluted earnings per share of $0.15). This compares favorably to a second quarter 2005 net loss of $7.5 million (loss per share of $0.30), adjusted for restructuring and other charges of $18.2 million and a provision for future legal costs of $1.0 million. Net earnings for the second quarter of 2006 include $1.0 million of stock-based compensation expense. Excluding this expense, net earnings would be $4.8 million, or $0.18 per share.

Q2 Results Compared to Guidance

Second quarter revenue of $55.2 million exceeded our guidance of $52.0 million. Gross margin of 34.1% was in line with our guidance of 34.5%. Operating expenses were $16.7 million, higher than our guidance of $16.0 million. Our net earnings of $3.8 million (diluted earnings per share of $0.15) were better than our guidance of net earnings of $2.6 million (diluted earnings per share of $0.10). Our free cash flow, being cash flow from operations net of investments in fixed assets and intangibles, was negative $1.5 million, in line with our guidance of slightly negative to slightly positive cash flow.

Business Developments

The second quarter of 2006 included the following business developments:

AirCard Products

•                  We commenced shipments of our AirCard 850 to Swisscom Mobile for use on its HSDPA network. The AirCard 850 is fully functional on HSDPA and UMTS networks using the 2100MHz band, and on EDGE and GPRS networks using all four GSM bands worldwide.

•                  The AirCard 850 was also selected by a major European operator group for commercial launch in the fourth quarter. We view this selection as an important indicator of our growing momentum in Europe.

•                  Since the close of the second quarter, we have completed purchase arrangements with other large operators for our next-generation AirCard products. We expect to commence commercial shipments related to these purchase arrangements late in the third quarter, and sales of our next-generation AirCard products are expected to make a significant contribution to fourth quarter revenue.

•                  We introduced the AirCard 875 wireless wide area network card for HSDPA networks, which offers increased data speeds and high-speed worldwide roaming, with tri-band HSDPA/UMTS and quad-band Class 12 EDGE/GPRS connectivity. Commercial shipments of the AirCard 875 are expected to begin late in the third quarter of this year.

•                  We successfully tested and demonstrated our next-generation EV-DO Revision A AirCard 595 PC Card. Commercial shipments of this product are expected to commence late in the third quarter of 2006.

•                  We announced a distribution agreement with Brightstar Corp., a world leader in value-added supply chain management, to sell, market, and distribute Sierra Wireless AirCard products to value-added resellers, (VARS), mobile virtual network operators, (MVNOs), agents and dealers throughout North America and Latin America.

Embedded Modules

•                  During the second quarter, we introduced the MC8775 PCI Express Mini Card, our third embedded module product for HSDPA networks. The MC8775 is now available for OEM testing and integration into notebook computers and other devices.  We have secured design wins for this product and expect commercial shipments to begin late in the third quarter of this year.

•                  We demonstrated early versions of our MC5725 EV-DO Revision A embedded module with operator, infrastructure and laptop OEM partners at the CTIA Wireless trade convention in April. We have secured design wins for the MC5725 and expect to commence commercial shipments of the product in the fourth quarter of 2006.

•                  Hewlett Packard (HP) selected the Sierra Wireless HSDPA PCI Express Mini Card embedded module to provide high-speed 3G connectivity to its HP Compaq 6400 Notebook PCs later this year.

•                  Following the successful integration and launch of the HP Compaq nc6410, which features our MC5720 Mini Card module for EV-DO, HP certified and launched two additional HP Notebook models featuring this same module.

•                  We continued to build our roster of laptop OEM customers by securing design wins with three additional manufacturers. These design wins span both HSDPA and EV-DO technologies. As is customary, we plan to disclose the names of our new customers closer to the launch of their products.

•                  Digi International selected Sierra Wireless AirCards and Mini Cards to provide 3G wireless connectivity for its upgradeable line of ConnectPort™ WAN VPN routers.

Rugged Mobile Products

•                  We introduced the latest additions to our rugged mobile product line for wireless wide area networks: the MP 595 GPS and the MP 875 GPS for 3G networks. The MP 595 is designed for EV-DO Revision A networks and is fully compatible with current EV-DO Release 0 and CDMA 1X networks. The MP 875 is designed to operate on HSDPA/UMTS/EDGE/GPRS networks worldwide. Commercial shipments of the MP 595 are expected to begin in the fourth quarter of this year, with MP 875 shipments to follow in the first quarter of 2007.

Corporate Developments

During the second quarter, we announced a number of additions and changes to our management team. Mr. Trent Punnett, previously Vice President of Marketing and Product Management, was promoted to Senior Vice President of Marketing and Corporate Development, where he takes on additional responsibilities in business strategy and strategic partnerships. Mr. Richard Winters joined us in the newly created position of Vice President, Supply Chain. Mr. Steve

Burrington was promoted to Vice President, Worldwide Systems Engineering, and Mr. Jin Pak, Vice President of Sales for Asia Pacific, added responsibility for sales in Central and Latin America to his role.

We congratulate these individuals on their new appointments and responsibilities.

Outlook

We remain very enthusiastic about the opportunities for continued growth in our core business of wide area wireless for mobile computing as we bring our next-generation products to market and continue to open new channels.

We anticipate that the launch of our new AirCard products late in the third quarter, combined with shipments of additional new products later in the year, will drive strong revenue growth in the fourth quarter. However, we expect to see a modest decline in third quarter revenue compared to the second quarter as we transition some of our largest customers to our next-generation products.

Looking ahead, we believe the long-term prospects in the wide area wireless for mobile computing industry remain strong, driven by growing momentum in embedded laptop solutions, as well as the deployment and promotion of high-speed 3G networks by operators worldwide. We believe that the enhanced speed and functionality of these networks are good growth catalysts for the market and that Sierra Wireless is well positioned to capture a strong share of this growing market.

/s/ Jason W. Cohenour
Jason W. Cohenour
President and Chief Executive Officer

This report contains forward-looking information. These statements are not promises or guarantees but are only predictions that relate to future events or our future performance or state other forward-looking information and are subject to substantial risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those expressed, anticipated or implied by the forward-looking information. These statements relate to, among other things, our revenue, earnings, plans, objectives and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, channel and end customer demand conditions, projected or future revenues, gross margins, operating expenses, profits and other statements of expectations, intentions, objectives and plans that are not statements of historical facts. When used in this report, the words “may”, “plan”, “expect”, “believe”, “intends”, “anticipates”, “estimates”, “predicts” and similar expressions generally identify forward-looking information. Forward-looking information reflects our current expectations. The risk factors and uncertainties that may affect our actual results, performance or achievements are many and include, among others, our ability to develop, manufacture, supply and market new products that we do not produce today and that may not gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, and increased competition. These risk factors and others are discussed in our Annual Information Form, which may be found on SEDAR at www.sedar.com and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada. These factors should be reviewed carefully and you should not place undue reliance on any forward-looking information. Unless otherwise required by applicable securities laws, Sierra Wireless disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations, as of July 27, 2006 has been prepared in accordance with accounting principles generally accepted in the United States (GAAP) and, except where otherwise specifically indicated, all amounts are expressed in United States dollars.

Additional information related to Sierra Wireless, Inc., including our Annual Information Form, may be found on SEDAR at www.sedar.com.

Overview

We provide leading edge wireless wide area modem solutions for mobile computing over cellular networks. We develop and market a range of products that include wireless modems for mobile computers, embedded modules for original equipment manufacturers, or OEMs, and rugged vehicle-mounted modems. Our products permit users to access wireless data and voice communications networks using laptop computers, handheld mobile computing devices, or vehicle-based systems.

Wireless data communications is an expanding market positioned at the convergence of wireless communications, mobile computing and the Internet, each of which we believe represents a growing market. Our products are based on widely deployed cellular technologies, and operate on the networks of major wireless operators around the world.

Our products are primarily used by business and government organizations to enable their employees to access a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate applications. We sell our products through indirect channels, including wireless operators, resellers and OEMs.

Throughout 2004 we experienced stronger than expected demand primarily as a result of our strong market position in CDMA EVDO Release 0 PC cards and our CDMA 1X embedded module sales to palmOne. Customer concentration increased in our revenue base during 2004. Following our considerable revenue and earnings growth in 2004, we experienced a significant reduction in our business in 2005 relative to 2004 due to, amongst other things, increased competition for certain of our PC card products, a reduction in embedded module business volumes as a result of completion of shipments to a key customer at the end of 2004 and some weakness in our product portfolio.

In order to address this change in our business, we undertook a restructuring of our operations in June of 2005, which included exiting our Voq professional phone initiative. Since the mid-2005 restructuring, we have focused intensely on core PC card and embedded module opportunities for existing products, as well as new product development and further business development in these areas. This focus has allowed us to return to sequential quarterly revenue growth over the last four quarters ended June 30, 2006, realizing 25% and 37% growth in the third and fourth quarters of 2005, respectively, and 20% and 22% in the first and second quarters of 2006, respectively. Following the restructuring, we were able to reverse a series of unprofitable quarters by recording a modest profit in the fourth quarter of 2005, followed by a more substantial profit in the first and second quarters of 2006.

In the second quarter of 2006 our revenue increased 152% to $55.2 million, compared to $21.9 million in the same period of 2005. In the second quarter of 2006, our net earnings were $3.8 million, or diluted earnings per share of $0.15, compared to a net loss of $26.7 million, or loss per share of $1.05, in the same period of 2005. Excluding restructuring and other charges of $18.2 million and a provision for future legal costs of $1.0 million, our net loss for the second quarter of 2005 was $7.5 million, or loss per share of $0.30. Our second quarter of 2006 net earnings include $1.0 million of stock-based compensation expense compared to nil in the second quarter of 2005.

Our balance sheet remains strong, with $101.6 million of cash, cash equivalents and short and long-term investments, compared to $104.1 million at December 31, 2005. For the three and six months ended June 30, 2006, cash of $3.0 million and $2.1 million was provided from operations, compared to cash used in operations of $12.0 million and $19.7 million in the respective periods of 2005.

We continue to believe that the long-term prospects in the wide area wireless for mobile computing industry remain strong, driven by advances in wireless network technologies such as the deployment of next generation 3G networks by carriers worldwide. We believe the deployment of these networks will be a catalyst to increasing demand for wireless communications products such as those sold by us.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, technology transitions in both CDMA EV-DO and UMTS/HSDPA, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success laptop OEM’s achieve with sales of embedded solutions and our ability to compete effectively. We expect that competition from other wireless communications device manufacturers will continue to increase as more companies focus on opportunities in this market.  We anticipate a slight decline in revenue in the third quarter as we transition some of our largest customers to next generation products.  However, due new product launches anticipated late in the third quarter and additional product launches in the fourth quarter, we expect revenue growth in the fourth quarter.

Having restructured the company around our core businesses in wide area wireless PC cards and embedded modules for mobile computing, we are very focused on executing our product development and business development strategies in these areas. Specific initiatives include:

PC Cards:  The successful launch of our first UMTS/HSDPA PC cards, the AirCard 850 and 860, during the fourth quarter of 2005 has allowed us to establish a leadership position with this technology in North America and reestablish a market position in Europe. In North America, we believe we have a strong position with Cingular, and during the second quarter of 2006, we began shipping our AirCard 860 to Rogers Communications in Canada as well. In Europe, we have commenced shipments of our UMTS/HSDPA PC cards to Xacom in Spain, Onda in Italy, Swisscom Mobile in Switzerland, Leaf Wireless in South Africa and other customers in France and Portugal. Also, we have secured a channel slot with a major European operator for our AirCard 850, which we expect to commence shipments to in the fourth quarter of 2006.  Our UMTS/HSDPA AirCards are now approved on 17 networks around the world. We are in the later stages of development and testing of our next UMTS/HSDPA AirCard, the AirCard 875. Commercial shipments of the AirCard 875 are expected to begin late in the third quarter of 2006. Our next generation EV-DO AirCard, the AC595 for Revision A, is also expected to commence commercial shipments late in the third quarter of 2006. We have purchase arrangements in place with major operators for both the AirCard 875 and the AirCard 595; and

Embedded Modules:  With the announcements over the past three quarters by multiple leading laptop manufacturers of their plans to embed high speed wireless wide area capability inside laptops, we believe that the opportunity for sales of embedded modules has increased significantly. We believe we are well positioned to supply embedded modules to this market as a result of our extensive experience in embedding wide area wireless modules into mobile computing platforms. Our experience and track record has allowed us to establish an early leadership position in providing embedded 3G wireless solutions to major laptop OEMs. We have embedded module design wins with Lenovo and HP for both EV-DO and UMTS/HSDPA products, with Panasonic for EV-DO, and with Fujitsu-Siemens Computers for UMTS/HSDPA. Itronix, a specialty laptop manufacturer, also embeds a variety of our products across a number of airlinks. We commenced shipments of our EV-DO embedded module in the fourth quarter of 2005 and we commenced shipments of our first UMTS/HSDPA embedded module in the first quarter of 2006. These OEMs have launched multiple platforms with operators around the world and we expect that additional platforms will be launched by these OEMs. This activity has begun to provide additional sales momentum in our embedded modules segment, as demonstrated by worldwide PC OEM sales that grew 180% in the second quarter of 2006 from the first quarter of 2006. We have also secured embedded module design wins with three additional laptop OEMs during the second quarter. Also, we have secured several new design wins with manufacturers of fixed wireless terminals for both our EV-DO and UMTS/HSDPA embedded module products. We are in the later stages of development and testing of our next UMTS/HSDPA and EV-DO Revision A embedded modules. Commercial shipments of our UMTS/HSDPA embedded module are expected to commence late in the third quarter of 2006 and commercial shipments for our EV-DO Revision A embedded module are expected to commence in the fourth quarter of 2006.

We believe these new product developments provide us with a solid, up-to-date 3G product portfolio in both principal wireless technologies and in both the PC card and embedded module markets. With this stronger product portfolio, we expect to continue to be able to expand our channels in these markets.

Results of Operations

The following table sets forth our operating results for the three and six months ended June 30, 2006 and 2005, expressed as a percentage of revenue:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Revenue	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	65.9	127.0	64.6	97.2
Gross margin	34.1	(27.0)	35.4	2.8
Expenses
Sales and marketing	6.7	19.7	7.4	20.5
Research and development, net	16.1	33.7	16.4	34.8
Administration	6.0	17.8	6.0	16.2
Restructuring and other charges	—	22.5	—	11.7
Amortization	1.4	3.1	1.5	3.2
	30.2	96.8	31.3	86.4
Earnings (loss) from operations	3.9	(123.8)	4.1	(83.6)

Other income	2.4	1.0	2.4	1.8
Earnings (loss) before income taxes	6.3	(122.8)	6.5	(81.8)

Income tax expense (recovery)	(0.5)	(1.0)	0.2	(0.3)
Net earnings (loss)	6.8%	(121.8)%	6.3%	(81.5)%

Our revenue by product, by distribution channel and by geographical region is as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Revenue by product
PC card	72%	75%	72%	70%
Embedded modules	25	7	22	9
Rugged mobile	1	15	5	18
Other	2	3	1	3
	100%	100%	100%	100%

Revenue by distribution channel
Wireless carriers	53%	42%	52%	40%
OEM	26	8	23	10
Resellers	20	49	25	48
Direct and other	1	1	—	2
	100%	100%	100%	100%

Revenue by geographical region
Americas	67%	57%	68%	59%
Europe, Middle East and Africa (“EMEA”)	13	14	15	13
Asia-Pacific	6	27	7	25
Worldwide PC OEM	14	2	10	3
	100%	100%	100%	100%

Results of Operations — Three Months Ended June 30, 2006 Compared to Three Months Ended June 30, 2005

Revenue

Revenue amounted to $55.2 million for the three months ended June 30, 2006, compared to $21.9 million in the same period of 2005, an increase of 152%. The increase in revenue was due primarily to sales of our UMTS/HSDPA PC cards as well as an increase in sales of our CDMA EV-DO and UMTS/HSDPA embedded modules.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, technology transitions in both CDMA EV-DO and UMTS/HSDPA, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success laptop OEMs achieve with sales of embedded wide area wireless solutions, and our ability to compete effectively. We expect that competition from other wireless communications device manufacturers will continue to intensify as companies focus on opportunities in this market.

Our revenue from customers in the Americas, EMEA, the Asia-Pacific region and from worldwide PC OEM customers comprised 67%, 13%, 6% and 14%, respectively, of our total revenue in the second quarter of 2006 compared to 57%, 14%, 27% and 2%, respectively, in the same period of 2005. On an absolute and relative basis, our North American business has increased compared to the prior year as a result of sales of our UMTS/HSPDA PC card. In Europe, sales of our UMTS/HSDPA PC card and embedded modules have resulted in an increase in our European business as measured in absolute dollars. In absolute and relative terms, our business in the Asia-Pacific region has declined for the second quarter of 2006 as compared to the same period in 2005 due largely to a decline in sales of our legacy CDMA 1X and EDGE AirCards. As a result of the recent launches of our EV-DO and UMTS/HSDPA embedded modules, our worldwide PC OEM business in the second quarter of 2006 increased significantly on both an absolute and relative basis as compared to the same period in 2005.

In the second quarter of 2006, Cingular Wireless and Sprint each accounted for more than 10% of our revenue, and in the aggregate, these two customers represented approximately 49% of our revenue. This compared with the same period last year in which two customers each accounted for more than 10% of our revenue and these two customers represented approximately 29% of our revenue.

Gross margin

Gross margin amounted to $18.9 million in the second quarter of 2006, or 34.1% of revenue, compared to negative $5.9 million in the second quarter of 2005. Excluding $12.8 million of restructuring charges, gross margin in the second quarter of 2005 amounted to $6.9 million, or 31.2% of revenue. The increase in gross margin percentage resulted primarily from the impact of higher volumes overall, partially offset by a reduction in sales of higher margin rugged mobile products and an increase in sales of lower margin embedded modules, and the inclusion, as a result of SFAS 123(R) (see discussion below, “Stock-Based Compensation”), of $0.1 million of stock-based compensation in the second quarter of 2006 as compared to nil in 2005.

We expect our gross margin percentage to continue to fluctuate from quarter to quarter as a result of changes in product mix, competition, changes in geographical mix and changes in product cost.

Sales and marketing

Sales and marketing expenses decreased to $3.7 million in the second quarter of 2006, compared to $4.3 million in the same period of 2005. This decline is despite the inclusion, as a result of SFAS 123(R), of $0.3 million of stock-based compensation expense in the second quarter of 2006 as compared to nil in 2005. The decline in sales and marketing expenses reflects the impact of our business restructuring and continued cost containment. Sales and marketing expenses as a percentage of revenue decreased to 6.7% in 2006, compared to 19.7% in 2005, due primarily to the increase in revenue for the second quarter of 2006, combined with the decline in sales and marketing expenses. While managing sales and marketing expenses in relation to top-line revenue, we will continue to make thoughtful investments in sales and marketing as we promote existing products, introduce new products, expand our distribution channels and focus on key customers around the world.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $8.9 million in the second quarter of 2006, compared to $7.4 million in the second quarter of 2005, an increase of 20%. The increase is due in part to the significant investment in new products being made in both CDMA EV-DO and UMTS/HSDPA technologies, the associated increase in certification costs for upcoming product launches, the inclusion of $0.2 million of stock-based compensation expense in the second quarter of 2006, as a result of SFAS 123(R), as compared to nil in 2005, and a $0.5 million increase in expense related to repayments of a Government of Canada research and development funding program, as compared to $0.2 million in 2005.

Gross research and development expenses, before the Government of Canada’s Technology Partnerships Canada (“TPC”) research and development funding/repayment, were $8.4 million or 15.2% of revenue in the second quarter of 2006, compared to $7.6 million, or 34.8% of revenue, in the second quarter of 2005. With the termination of the Voq professional phone initiative in June 2005, no further TPC funding is anticipated in the near future.

Administration

Administration expenses amounted to $3.3 million, or 6.0% of revenue, in the second quarter 2006, compared to $3.9 million, or 17.8% of revenue, in the same period of 2005. Administration expenses for the second quarter of 2006 include $0.4 million of stock-based compensation expense, as a result of SFAS 123(R), as compared to nil in 2005. When this item is excluded from the comparison, the decrease of $1.0 million is primarily due to the June 2005 provision of $1.0 million for the future legal costs related to litigation matters.

Restructuring and other charges

Restructuring and other charges were nil in the second quarter 2006, compared to $4.9 million in the same period of 2005. During the three months ended June 30, 2005, we decided to exit the Voq professional phone initiative and to implement some non-Voq related reductions to our operating expenses and assets. As a result, in the second quarter of 2005, we recorded restructuring and other charges of $18.2 million consisting of inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring. Of this amount, $4.9 million was charged to restructuring and other charges, $12.8 million to cost of goods sold and $0.5 million to income tax expense.

Other income

Other income increased to $1.3 million in the second quarter of 2006, compared to $0.2 million in the same period of 2005. Other income includes interest income, interest expense and foreign exchange gains and losses. This increase is due primarily to an increase in interest income from rising interest rates and from the fact that we recorded a foreign exchange gain of $0.2 million in the second quarter of 2006 as compared to a foreign exchange loss of $0.5 million in the same period in 2005.

Income tax expense (recovery)

Income tax recovery was $0.3 million in the second quarter of 2006, compared to $0.2 million in the second quarter of 2005. Excluding the increase in the deferred tax asset valuation allowance of $0.5 million, income tax recovery for the second quarter of 2005 was $0.7 million.

Net earnings (loss)

Our net earnings amounted to $3.8 million, or diluted earnings per share of $0.15, in the three months ended June 30, 2006, compared to a net loss of $26.7 million, or loss per share of $1.05, in the same period of 2005. Net earnings for the second quarter of 2006 include $1.0 million of stock-based compensation expense, compared to nil in 2005. Our net loss for the second quarter of 2005 includes restructuring and other charges of $18.2 million and a provision for future legal costs of $1.0 million, which increased our loss per share by $0.75.

The weighted average diluted number of shares outstanding increased to 26.0 million in the second quarter of 2006, compared to 25.4 million in the same period of 2005, because dilutive securities, such as stock options, are included in the total when we are in a profit position, as is the case in 2006.

Results of Operations — Six Months Ended June 30, 2006 Compared to Six Months Ended June 30, 2005

Revenue

Revenue amounted to $100.4 million for the six months ended June 30, 2006, compared to $42.1 million in the same period of 2005, an increase of 138%. The increase in revenue was due primarily to sales of our UMTS/HSDPA PC cards launched in the fourth quarter 2005, as well as an increase in sales of our recently launched CDMA EV-DO and UMTS/HSDPA embedded modules.

Key factors that we expect will affect our revenue in the near term are the timing of deployment of 3G high speed wireless data networks by carriers, technology transitions in both CDMA EV-DO and UMTS/HSDPA, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success laptop OEMs achieve with sales of embedded wide area wireless solutions and our ability to compete effectively. We expect that competition from other wireless communications device manufacturers will continue to intensify as companies focus on opportunities in this market.

Our revenue from customers in the Americas, EMEA, the Asia-Pacific region and from worldwide PC OEM customers comprised 68%, 15%, 7% and 10%, respectively, of our total revenue for the first half of 2006 and 59%, 13%, 25% and 3%, respectively, in the same period of 2005. On an absolute and relative basis, our business in the North American and EMEA regions has increased compared to the prior year as a result of sales of our UMTS/HSPDA PC card. In absolute and relative terms, our business in the Asia-Pacific region has declined for the first half of 2006 as compared to the same period in 2005 due largely to a decline in sales of our legacy CDMA 1X and EDGE AirCards. As a result of the recent launches of our CDMA EV-DO and UMTS/HSDPA embedded modules, our worldwide PC OEM business in the first half of 2006 increased significantly on both an absolute and relative basis as compared to the same period in 2005.

In the first half of 2006, Cingular and Sprint individually accounted for more than 10% of our revenue and in aggregate these two customers represented approximately 43% of our revenue. This compared with the same period last year in which two customers individually accounted for more than 10% of our revenue and these two customers represented approximately 27% of our revenue.

Gross margin

Gross margin amounted to $35.5 million, or 35.4% of revenue, in the first half of 2006, compared to $1.2 million in the same period in 2005. Included in the gross margin for 2005 was $12.8 million in restructuring charges. Excluding this amount, gross margin for the first half of 2005 amounted to $14.0 million, or 33.2% of revenue. The increase in gross margin percentage resulted primarily from the impact of higher sales volumes overall, partially offset by a reduction in sales of higher margin rugged mobile products and an increase in sales of lower margin embedded modules. In addition, gross margin decreased despite the inclusion of $0.2 million in cost of goods sold as a result of SFAS 123(R).

We expect our gross margin percentage to continue to fluctuate from period to period as a result of changes in product mix, competition, changes in geographical mix and changes in product cost.

Sales and marketing

Sales and marketing expenses were $7.5 million in the six months ended June 30, 2006, as compared to $8.6 million in the first half of 2005. The decline in sales and marketing expenses is despite the inclusion, as a result of SFAS 123(R), of $0.6 million of stock-based compensation expense in the first half of 2006 as compared to nil in 2005. Sales and marketing expenses as a percentage of revenue decreased to 7.4% in the first six months of 2006, compared to 20.5% in the same period of 2005, due primarily to the increase in revenue for the six months ended June 30, 2006 combined with the decline in sales and marketing expenses. While managing sales and marketing expenses in relation to top-line revenue, we will continue to make thoughtful investments in sales and marketing as we promote existing products, introduce new products, expand our distribution channels and focus on key customers around the world.

Research and development, net

Research and development expenses, net of conditionally repayable government research and development funding, amounted to $16.4 million in the six months ended June 30, 2006, compared to $14.7 million in the same period of 2005, an increase of 12%. The increase is due in part to the significant increase in new products being made in both

CDMA EV-DO and UMTS/HSDPA technologies, the associated increase in certification costs for upcoming product launches, the inclusion of $0.4 million of stock-based compensation expense in the second quarter of 2006, as a result of SFAS 123(R), as compared to nil in 2005, and a $0.9 million increase in expense related to repayments of a Government of Canada research and development funding program, as compared to $0.4 million in 2005.

Gross research and development expenses, before the Government of Canada’s Technology Partnerships Canada (“TPC”) research and development funding/repayment, were $15.5 million or 15.5% of revenue in the first half of 2006, compared to $15.1 million, or 35.9% of revenue, in the comparable period in 2005. With the termination of the Voq professional phone initiative, no further TPC funding is anticipated in the near future.

Administration

Administration expenses amounted to $6.0 million, or 6.0% of revenue, in the six months ended June 30, 2006, compared to $6.8 million, or 16.2% of revenue, in the same period of 2005. Administration expenses for the six months ended June 30, 2006 include $0.7 million of stock-based compensation expense, as a result of SFAS 123(R), as compared to nil in 2005. When this item is excluded from the comparison, the decrease of $1.5 million is primarily due to lower professional fees and the 2005 provision of $1.0 million for future legal costs related to litigation matters.

Restructuring and other charges

Restructuring and other charges were nil in the first half of 2006, compared to $4.9 million in the same period of 2005. During the second quarter of 2005, we decided to exit the Voq professional phone initiative and to implement some non-Voq related reductions to our operating expenses and assets. As a result, in the second quarter of 2005, we recorded restructuring and other charges of $18.2 million consisting of inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to the restructuring. Of this amount, $4.9 million was charged to restructuring and other charges, $12.8 million to cost of goods sold and $0.5 million to income tax expense.

Other income

Other income increased to $2.5 million in the first half of 2006, compared to $0.8 million in the same period of 2005. Other income includes interest income, interest expense and foreign exchange gains and losses. This increase is due primarily to an increase in interest income from rising interest rates and from the fact that we recorded a foreign exchange gain of $0.3 million in the first half of 2006 as compared to a foreign exchange loss of $0.7 million in the same period in 2005.

Income tax expense (recovery)

Income tax expense was $0.2 million in the first half of 2006, compared to $0.1 million of income tax recovery in the same period of 2005. Excluding the increase in the deferred tax asset valuation allowance of $0.5 million, income tax recovery for the first half of 2005 was $0.6 million. The income tax expense in 2006 is due to the increase in taxable income in 2006, whereas the recovery in 2005 is a result of the utilization of loss carrybacks to recover income taxes previously paid.

Net earnings (loss)

Our net earnings amounted to $6.4 million, or diluted earnings per share of $0.25, in the six months ended June 30, 2006, compared to a net loss of $34.3 million, or loss per share of $1.35, in the same period of 2005. Net earnings for the first half of 2006 include $1.9 million of stock-based compensation expense, compared to nil in 2005. Our net loss for the first half of 2005 includes restructuring and other charges of $18.2 million and a provision for future legal costs of $1.0 million, which increased our loss per share by $0.75.

The weighted average diluted number of shares outstanding increased to 25.7 million in the first half of 2006, compared to 25.4 million in the same period of 2005, because dilutive securities, such as stock options, are included in the total when we are in a profit position, as is the case in 2006

Stock-Based Compensation

Effective January 1, 2006, we were required to begin recognizing the fair value of all stock-based compensation arrangements in the consolidated financial statements under SFAS 123(R), including employee stock options. The expensing of the cost of employee stock options in the financial statements is in contrast to the previous practice in fiscal 2005 and prior years of providing supplemental pro-forma disclosure in the footnotes to the financial statements of our income (loss) after giving effect to the employee stock-based compensation charge. In the three and six months ended June 30, 2006, a total of $1.0 million and $1.9 million, respectively, was expensed in our financial statements and included in our operating expenses and cost of sales, as compared to nil in the comparable periods in 2005. At June 30, 2006, the total unrecognized estimated compensation expense related to non-vested stock options was $9.0 million, which is expected to be recognized over a weighted average period of 1.5 years. The determination of the fair value of share-based payment awards on the date of grant using an option-pricing model is affected by our stock price and other subjective variables, which include stock price volatility, expected term of the awards, projected forfeitures and the risk-free interest rate. If factors change and we employ different assumptions in the application of SFAS 123(R), the value of the compensation expense recorded under SFAS 123(R) may differ significantly from what we have recognized in the current period.

Contingent Liabilities

Sierra Wireless America, Inc., as successor to AirPrime, Inc., is named as a defendant in a class action complaint, filed in the U.S. District Court for the Central District of California, for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company. The Company is finalizing settlement documentation, which will be conditional upon court approval, which the Company anticipates will result in a full settlement of this litigation. In the event that a full and final settlement is not concluded, the litigation will continue and although there can be no assurance that an unfavourable outcome of the dispute would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.

The Company and certain of our current and former officers are named as defendants in several class action complaints for alleged violations of federal securities laws, which are consolidated for pre-trial purposes in the U.S. District Court for the Southern District of New York. The plaintiffs filed their consolidated amended complaint on February 21, 2006 and the Company and the other defendants filed a motion to dismiss on April 7, 2006. We expect that the Court will hear the motion in the second half of this year. We have given notice to our liability insurance carrier, which has agreed to pay our costs of defence that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits. The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.

We are engaged in other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with accounting principles generally accepted in the United States, and we make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses, and the related disclosure of contingent liabilities. On an on-going basis, we evaluate our estimates and judgments, including those related to revenue recognition, adequacy of allowance for doubtful accounts, adequacy of inventory reserve, income taxes and adequacy of warranty reserve. We base our estimates on historical experience and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances. By their nature, estimates are subject to an inherent degree of uncertainty. Actual results may differ from our estimates. Senior management has discussed with our audit committee the development, selection, and disclosure of accounting estimates used in the preparation of our consolidated financial statements.

Other than the change in accounting for stock-based compensation discussed earlier, during the six months ended June 30, 2006, we did not adopt any new accounting policies that have a material impact on our consolidated financial statements or make changes to existing accounting policies.

The following critical accounting policies affect our more significant estimates and assumptions used in preparing our consolidated financial statements:

•                  We recognize revenue from sales of products and services upon the later of transfer of title or upon shipment of the product to the customer or rendering of the service, so long as collectability is reasonably assured. Customers include resellers, original equipment manufacturers, wireless service providers and end-users. We record deferred revenue when we receive cash in advance of the revenue recognition criteria being met.

A significant portion of our revenue is generated from sales to resellers. We recognize revenue on the portion of sales to certain resellers that are subject to contract provisions allowing various rights of return and stock rotation upon the earlier of when the rights have expired or the products have been reported as sold by the resellers.

Funding from research and development agreements, other than government research and development arrangements, is recognized as revenue when certain criteria stipulated under the terms of those funding agreements have been met and when there is reasonable assurance the funding will be received. Certain research and development funding will be repayable only on the occurrence of specified future events. If such events do not occur, no repayment would be required. We recognize the liability to repay research and development funding in the period in which conditions arise that would cause research and development funding to be repayable.

Revenues from contracts with multiple-element arrangements, such as those including technical support services, are recognized as each element is earned based on the relative fair value of each element and only when there are no undelivered elements that are essential to the functionality of the delivered elements.

Revenue from licensed software is recognized at the inception of the license term and in accordance with Statement of Position 97-2, “Software Revenue Recognition”. Revenue from software maintenance, unspecified upgrades and technical support contracts is recognized over the period such items are delivered or services are provided. Technical support contracts extending beyond the current period are recorded as deferred revenue.

•                  We maintain an allowance for doubtful accounts for estimated losses that may arise if any of our customers are unable to make required payments. We consider the following factors when determining if collection is reasonably assured:  customer credit-worthiness, past transaction history with the customer, current economic industry trends and changes in customer payment terms. If we have no previous experience with the customer, we typically obtain reports from credit organizations to ensure that the customer has a history of paying its creditors. We may also request financial information, including financial statements, to ensure that the customer has the means of making payment. If these factors indicate collection is not reasonably assured, revenue is deferred until collection becomes reasonably assured, which is generally upon receipt of cash. If the financial condition of any of our customers deteriorates, we may increase our allowance.

•                  We value our inventory at the lower of cost, determined on a first-in-first-out basis, and estimated net realizable value. We assess the need for an inventory writedown or an accrual for estimated losses on inventory purchase commitments based on our assessment of estimated market value using assumptions about future demand and market conditions. Our reserve requirements generally increase as our projected demand requirements decrease, due to market conditions, technological and product life cycle changes and longer than previously expected usage periods. If market conditions are worse than our projections, we may further writedown the value of our inventory or increase the accrual for estimated losses on inventory purchase commitments.

•                  We currently have intangible assets of $10.0 million and goodwill of $19.2 million generated from our acquisition of AirPrime in August 2003. Goodwill is tested for impairment annually, or more often, if an event or circumstance indicates that an impairment loss has been incurred.

The initial goodwill impairment test was completed during the fourth quarter of 2003, which resulted in no impairment loss. We assessed the realizability of goodwill related to our reporting unit during the fourth quarter of each of 2004 and 2005 and determined that the fair value exceeded the carrying amount of the reporting unit by a substantial margin. Therefore, the second step of the impairment test that measures the amount of an impairment loss by comparing the implied fair market value of the reporting unit goodwill with the carrying amount of the goodwill was not required.

•                  We evaluate our deferred income tax assets to assess whether their realization is more likely than not. If their realization is not considered more likely than not, we provide for a valuation allowance. The ultimate realization of our deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences become deductible. We consider projected future taxable income and tax planning strategies in making our assessment. If our assessment of our ability to realize our deferred tax assets changes, we may make an adjustment to our deferred tax assets that would be charged to income.

•                  We accrue product warranty costs in accrued liabilities to provide for the repair or replacement of defective products. Our accrual is based on an assessment of historical experience and management’s estimates. If there is a change in the quality of our products, we will adjust our accrual accordingly.

•                  Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies. We recognize royalty obligations as determinable in accordance with agreement terms. Where agreements are not finalized, we have recognized our current best estimate of the obligation in accrued liabilities. When the agreements are finalized, the estimate will be revised accordingly.

•                  We recorded a lease provision during 2002 that has been subsequently adjusted as a result of changes in our assumptions used to estimate the net present value of the future cash outflows over the remaining lease period. The estimate was based on various assumptions, including the obtainable sublease rates and the time it will take to find a suitable tenant. These assumptions are influenced by market conditions and the availability of similar space nearby. As market conditions change, we will adjust our provision accordingly.

•                  We are engaged in certain legal actions. We estimate the range of liability related to pending litigation where the amount and range of loss can be reasonably estimated. We record our best estimate of a loss when the loss is considered probable. As additional information becomes available, we assess the potential liability relating to our pending litigation and revise our estimates.

•                  Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), using the modified prospective transition method and therefore have not restated results for prior periods. Under this transition method, we recognize compensation expense for all stock options granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provision of SFAS 123. Stock-based compensation expense for all stock-based compensation awards granted after January 1, 2006 is based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). Under the fair value recognition provisions of SFAS 123(R), we recognize stock-based compensation expense for those shares expected to vest on a straight-line basis over the requisite service period of the award.

Determining the appropriate fair value model and calculating the fair value of share-based payment awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but these estimates involve inherent uncertainties and the application of management judgment. As a result, if factors change and we use different assumptions, our stock-based compensation expense could be materially different in the future.

Liquidity and Capital Resources

Operating Activities

Cash provided by operating activities amounted to $2.1 million in the first half of 2006, compared to cash used by operating activities of $19.7 million in the same period of 2005. The source of cash from operating activities in the first half of 2006 primarily resulted from income from operations of $6.3 million, plus non-cash items of $6.4 million, plus $14.1 million for an increase in accounts payable, for which the increase is despite a royalty payment of $5.0 million, less $16.4 million for an increase in inventory levels, and less $8.3 million of cash from changes in other operating assets and liabilities

Investing Activities

Cash provided by investing activities was $10.0 million for the six months ended June 30, 2006, compared to cash used by investing activities of $63.3 million in the same period of 2005. The source of cash provided by investing activities during 2006 was due primarily to the proceeds on maturity, net of purchases, of short-term investments of

$15.9 million, as compared to a comparable outflow of $57.7 million in 2005. Expenditures on fixed assets and intangible assets were $5.4 million and $0.5 million, respectively, for the six months ended June 30, 2006, compared to $4.5 million and $1.0 million, respectively, in the same period of 2005. Capital expenditures were primarily for production and tooling equipment, research and development equipment, computer equipment and software while intangible assets were primarily for patents.

We do not have any trading activities that involve any type of commodity contracts that are accounted for at fair value but for which a lack of market price quotations necessitate the use of fair value estimation techniques.

Financing Activities

Cash provided by financing activities was $0.8 million in the first half of 2006, compared to cash used by financing activities of $0.8 million during the same period in 2005. The source of cash in the six months ended June 30, 2006 was from the issuance of common shares upon the exercise of stock options, offset by repayments of our long-term obligations. The use of cash in 2005 was primarily for the repayment of long-term obligations.

As of June 30, 2006, we did not have any off-balance sheet financing or other special purpose entities.

Cash Requirements

Our near-term cash requirements are primarily related to funding our operations, capital expenditures and other obligations discussed below. In the near term, we expect that our cash flow from operations will be negative. The cash costs of the June 2005 business restructuring totaled approximately $6.3 million, of which $4.9 million were paid prior to the end of the second quarter of 2006. We believe our cash, cash equivalents and short and long-term investments of $101.6 million and cash generated from operations will be sufficient to fund our expected working and other capital requirements for at least the next twelve months based on our current business plans. Our capital expenditures during the third quarter of 2006 are expected to be primarily for research and development equipment, tooling, licenses and patents. However, we cannot provide assurance that our actual cash requirements will not be greater than we currently expect.

The following table quantifies our future contractual obligations as of June 30, 2006:

In 000s of US $ Payments due in fiscal	Operating Leases	Obligations under Capital Leases	Total

2006	$1,512	$114	$1,626
2007	3,036	6	3,042
2008	3,020	—	3,020
2009	2,339	—	2,339
2010	2,330	—	2,330
2011	1,309	—	1,309
Thereafter	101	—	101
Total	$13,647	$120	$13,767

We have entered into purchase commitments totaling approximately $45.6 million with certain contract manufacturers under which we have committed to buy a minimum amount of designated products. In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

Sources and Uses of Cash

We have an unsecured revolving demand facility for $10.0 million that bears interest at prime per annum. The balance outstanding at June 30, 2006 was nil (2005 — nil).

As has been the case in the past several years, our business continues to be driven predominantly by short lead time purchase orders from channels and end customers rather than by long-term, large volume commitments. Our customers are typically under no contractual obligation to purchase our products. If they do not make such purchases, our future operating cash flow will be negatively impacted. We have a risk of impairment to our liquidity should there be any significant interruption to our business operations.

The source of funds for our future capital expenditures and commitments is cash, short-term investments, long-term investments, accounts receivable, research and development funding, borrowings and cash from operations, as follows:

•                  Net cash and short and long-term investments amounted to $101.6 million at June 30, 2006, compared to $104.1 million at December 31, 2005.

•                  Accounts receivable amounted to $27.4 million at June 30, 2006, compared to $20.5 million at December 31, 2005.

•                  We have a $10.0 million unsecured revolving demand facility with a Canadian chartered bank that bears interest at prime. At June 30, 2006, there were no borrowings under this facility.

Market Risk Disclosure

During the three months ended June 30, 2006, 65.9% of our revenue was earned from United States-based customers. Our risk from currency fluctuations between the Canadian and U.S. dollar is reduced by purchasing inventory, other costs of sales and many of our services in U.S. dollars. We are exposed to foreign currency fluctuations because a significant amount of our research and development, marketing, and administration costs are incurred in Canada. We monitor our exposure to fluctuations between the Canadian and U.S. dollars. For the three months ended June 30, 2006, we recorded a foreign exchange gain of approximately $0.2 million. As we have available funds and very little debt, we have not been adversely affected by interest rate fluctuations.

With respect to operations in Europe and the Asia-Pacific region, we transact business in additional foreign currencies and the potential for currency fluctuations is increasing. The risk associated with currency fluctuations between the U.S. dollar and foreign currencies in Europe and the Asia-Pacific region has been minimal as such transactions have not been material to date. As our business expands in Europe, we expect that we will be increasingly exposed to risks associated with the Euro. To date we have not entered into any futures contracts. To manage our foreign currency risks, we may enter into such contracts should we consider it to be advisable to reduce our exposure to future foreign exchange fluctuations.

Currently, we do not have any hedging activities or derivative instruments.

Related Party Transactions

During the three and six months ended June 30, 2006, there were no material related party transactions.

Quarterly Results of Operations

The following tables set forth certain unaudited consolidated statements of operations data for each of the ten most recent quarters that, in management’s opinion, have been prepared on a basis consistent with the audited consolidated financial statements contained in our fiscal 2005 Annual Report. The unaudited consolidated statements of operations data presented below reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. These operating results are not necessarily indicative of results for any future period. You should not rely on them to predict our future performance.

Amounts are expressed in thousands of United States dollars except per share amounts and number of shares.

	March 31	June 30
Quarter ended	2006	2006

Revenue	$45,224	$55,223
Cost of goods sold	28,567	36,366
Gross margin	16,657	18,857

Expenses:
Sales and marketing	3,750	3,726
Research and development, net	7,528	8,905
Administration	2,747	3,301
Amortization	759	748
	14,784	16,680
Earnings from operations	1,873	2,177
Other income	1,175	1,306
Income before income taxes	3,048	3,483
Income tax expense (recovery)	461	(287)
Net income	$2,587	$3,770

Earnings per share:
Basic	$0.10	$0.15
Diluted	$0.10	$0.15

Weighted average number of shares (in thousands):
Basic	25,492	25,602
Diluted	25,736	25,959

	Quarter Ended				Year
2005	March 31	June 30	Sept. 30	Dec. 31	2005

Revenue	$20,180	$21,930	$27,474	$37,560	$107,144
Cost of goods sold	13,055	27,852	17,883	23,058	81,848
Gross margin	7,125	(5,922)	9,591	14,502	25,296

Expenses:
Sales and marketing	4,289	4,331	2,963	3,968	15,551
Research and development, net	7,261	7,399	7,864	7,841	30,365
Administration	2,935	3,892	2,435	1,556	10,818
Restructuring and other charges	—	4,926	—	329	5,255
Amortization	691	679	728	899	2,997
	15,176	21,227	13,990	14,593	64,986
Loss from operations	(8,051)	(27,149)	(4,399)	(91)	(39,690)
Other income	535	220	659	863	2,277
Earnings (loss) before income taxes	(7,516)	(26,929)	(3,740)	772	(37,413)
Income tax expense (recovery)	78	(222)	(662)	(139)	(945)
Net income (loss)	$(7,594)	$(26,707)	$(3,078)	$911	$(36,468)

Earnings (loss) per share:
Basic	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)
Diluted	$(0.30)	$(1.05)	$(0.12)	$0.04	$(1.44)

Weighted average number of shares (in thousands):
Basic	25,358	25,364	25,381	25,439	25,385
Diluted	25,358	25,364	25,381	26,111	25,385

	Quarter Ended				Year
2004	March 31	June 30	Sept. 30	Dec. 31	2004

Revenue	$41,641	$51,595	$59,149	$58,820	$211,205
Cost of goods sold	24,839	30,680	36,107	35,974	127,600
Gross margin	16,802	20,915	23,042	22,846	83,605

Expenses:
Sales and marketing	4,173	4,386	5,604	5,866	20,029
Research and development, net	4,739	5,991	6,566	7,231	24,527
Administration	2,064	2,534	2,354	2,041	8,993
Amortization	636	563	588	651	2,438
	11,612	13,474	15,112	15,789	55,987
Earnings from operations	5,190	7,441	7,930	7,057	27,618
Other income (expense)	84	(40)	405	1,251	1,700
Earnings before income taxes	5,274	7,401	8,335	8,308	29,318
Income tax expense	704	1,384	1,268	1,042	4,398
Net earnings	$4,570	$6,017	$7,067	$7,266	$24,920

Earnings per share:
Basic	$0.18	$0.24	$0.28	$0.29	$0.99
Diluted	$0.18	$0.23	$0.27	$0.28	$0.96

Weighted average number of shares (in thousands):
Basic	24,986	25,221	25,301	25,339	25,212
Diluted	26,027	26,248	26,087	25,891	26,064

Our quarterly results may fluctuate from quarter to quarter because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter. The impact of significant items incurred during the first three interim periods of each fiscal year are discussed in more detail and disclosed in our quarterly reports on Form 6-K. Items affecting our quarterly results were as follows:

•                  Relative to the comparable periods in 2005, revenues increased during the first half of 2006 due primarily to sales of our UMTS/HSDPA PC cards launched in the fourth quarter of 2005, as well as an increase in sales of our CDMA EV-DO PC card and UMTS/HSDPA embedded modules.

•                  Relative to the comparable periods in 2004, revenues decreased during the four quarters of 2005 due to a reduction in our embedded module business volumes as a result of the completion of embedded module shipments to palmOne at the end of 2004, reported channel inventory that was already sufficient to meet customer demand in the first part of 2005, and increased competition in CDMA EV-DO and EDGE PC cards, including a loss of market share at Verizon Wireless.

•                  Restructuring and other charges of $18.2 million were incurred in the second quarter of 2005. Included in these charges are inventory writedowns, severance costs, impairment of fixed, intangible and deferred tax assets, provisions for facilities restructuring, commitments and other costs related to restructuring. We also recorded a provision of $1.0 million for future legal costs associated with litigation matters.

•                  Revenues increased during 2004 as a result of the introduction of new products, our strong market position in CDMA EV-DO Release 0 PC cards and our CDMA 1X embedded modules sales to palmOne.

•                  During the first quarter of 2004, we signed a second agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program. The agreement is effective for development work commencing April 2003. Funding of $1.4 million was recognized as a reduction to research and development expenses in the first quarter of 2004, of which $1.1 million relates to the period from April 1, 2003 to December 31, 2003. Unless the second agreement is otherwise renegotiated, with the termination of the Voq professional phone initiative in the second quarter of 2005, no further TPC funding is anticipated.

Selected Annual Information

Years ended December 31,	2003	2004	2005

Revenue	$101,709	$211,205	$107,144
Net earnings (loss)	2,255	24,920	(36,468)
Diluted earnings (loss) per share	0.12	0.96	(1.44)
Total assets	175,868	215,594	173,980
Total current and long-term portions of long-term liabilities and obligations under capital lease	3,735	3,456	3,128

Forward-looking Statements

Certain statements in this report, or incorporated by reference herein, that are not based on historical facts, constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws (“forward-looking statements”). These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements. Forward-looking statements include all disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events. We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. These forward-looking statements appear in a number of different places in this report and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, or their negatives or other comparable words. Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies, developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits or losses, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact. The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, increased competition and other risks detailed herein under the heading “Risk Factors”. Many of these factors and uncertainties are beyond the control of the Company. Consequently, all forward-looking statements in this report are qualified by this cautionary statement and there can be no assurance that actual results, performance, achievements or developments anticipated by the Company will be realized. Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and the Company does not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change.

Risk Factors

Our business is subject to significant risks and past performance is no guarantee of future performance. Some of the risks we face are:

We have incurred net losses and if our efforts to restore the business to sustained profitability are not successful, we may be required to further restructure or take other actions and our share price may decline.

As a result of the reduction in our business in 2005, we incurred a loss of $36.5 million in the year. Our accumulated deficit at December 31, 2005 was $82.9 million. While we had earnings from operations for each of the previous two years ended December 31, 2004 and 2003, we incurred a loss from operations in each of the three fiscal years ended December 31, 2000, 2001 and 2002. Our ability to achieve and maintain profitability in the future will depend on, among other things, the success of our restructuring, the continued sales of our current products and the successful development and commercialization of new products. While we have returned to profitability for three sequential quarters, if we cannot sustain profitability, our total losses will increase and we may be required to further restructure our operations or raise additional capital. Additional financing may not be available, and even if available, may not be on acceptable terms. We may seek to raise additional capital through an offering of common shares, preference shares or debt, which may result in dilution, and/or the issuance of securities with rights senior to the rights, of the holders of common shares. As a result, our share price may decline.

Our revenues and earnings may fluctuate from quarter to quarter, which could affect the market price of our common shares.

Our revenues and earnings may vary from quarter to quarter as a result of a number of factors, including:

•                  Transition periods associated with the migration of new technologies;

•                  The development and timing of the introduction of our new products;

•                  The timing of sales orders and OEM and carrier customer sell through;

•                  Design win cycles in our embedded module business;

•                  The amount of inventory held by our channel partners;

•                  Price and product competition from our competitors;

•                  Possible cyclical fluctuations related to the evolution of wireless technologies;

•                  Product mix of our sales;

•                  Possible delays in the manufacture or shipment of current or new products;

•                  Possible increased inventory levels;

•                  Concentration in our customer base; and

•                  Possible delays or shortages in component supplies.

Because our operating expenses are determined based on anticipated sales, are generally fixed and are incurred throughout each fiscal quarter, any of the factors listed above could cause significant variations in our revenues and earnings in any given quarter. Therefore, our quarterly results are not necessarily indicative of our overall business, results of operations and financial condition.

Quarterly variations in operating results or any of the other factors listed above, changes in financial estimates by securities analysts, or other events or factors may result in wide fluctuations in the market price of our stock price. In addition, the financial markets have experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of many technology companies and that often have been unrelated to the operating performance of these companies or have resulted from the failure of the operating results of such companies to meet market expectations in a particular quarter. Broad market fluctuations or any failure of the Company’s operating results in a particular quarter to meet market expectations may adversely affect the market price of our common shares.

We are subject to, and may in the future be subject to, certain class action lawsuits, which if decided against us, could require us to pay substantial judgments, settlements or other penalties.

In addition to being subject to litigation in the ordinary course of business, we are currently, and may in the future be, subject to class actions and other securities litigation and investigations. We expect that this type of litigation will be time consuming, expensive and distracting from the conduct of our daily business. It is possible that we will be required to pay substantial judgments, settlements or other penalties and incur expenses that could have a material adverse effect on our operating results, liquidity or financial position. Expenses incurred in connection with these lawsuits, which include substantial fees of lawyers and other professional advisors and our obligations to indemnify officers and directors who may be parties to such actions, could materially adversely affect our cash position. We do not know if any of this type of litigation and resulting expenses will be covered by insurance. In addition, these lawsuits may cause our insurance premiums to increase in future periods.

Competition from new or established wireless communication companies or from those with greater resources may prevent us from increasing or maintaining our market share and could result in price reductions and reduced revenues and gross margins.

The wireless industry is intensely competitive and subject to rapid technological change. We expect competition to intensify. More established and larger companies with greater financial, technical and marketing resources sell products that compete with ours. We also may introduce new products that will put us in direct competition with major new competitors. Existing or future competitors may be able to respond more quickly to technological developments and changes or may independently develop and patent technologies and products that are superior to ours or achieve greater acceptance due to factors such as more favorable pricing or more efficient sales channels. If we are unable to compete effectively with our competitors’ pricing strategies, technological advances and other initiatives, our market share and revenues may be reduced. As an example, during the first quarter of 2005, one of the factors that caused a significant decline in CDMA EV-DO PC card revenue was increased competition and loss of market share.

The loss of any of our material customers could adversely affect our revenues and profitability, and therefore shareholder value.

We depend on a small number of customers for a significant portion of our revenues as the Company sells most of its products through carriers and resellers rather than directly to end user customers. In the three months ended June 30, 2006, two customers individually accounted for more than 10% of our revenue and in the aggregate these two customers represented 49% of our revenue. In the last three fiscal years, there have been five different customers that individually accounted for more than 10% of our revenues. In the year ended December 31, 2005, two customers individually accounted for more than 10% of our revenue and in the aggregate these two customers represented 36% of our revenue. If any of these customers, for any reason, discontinue its relationship with the Company or reduces or postpones its business with us or suffers from business failure, our revenues and profitability could decline, perhaps materially.

In addition, our current customers purchase our products under stand-alone purchase orders. Our customers have no contractual obligation to continue to purchase our products following our fulfillment of the given purchase orders and if they do not continue to make purchases, our revenue and our profitability could decline, perhaps materially.

If demand for our current products declines and we are unable to launch successful new products, our revenues will decrease.

If the markets in which we compete fail to grow, or grow more slowly than we currently anticipate, or if we are unable to establish markets for our new products, it would significantly harm our business, results of operations and financial condition. In addition, demand for one or all of our current products could decline as a result of competition, technological change or other factors.

If we are unable to design and develop new products that gain sufficient commercial acceptance, we may be unable to maintain our market share or to recover our research and development expenses and our revenues could decline.

We depend on designing, developing and marketing new products to achieve much of our future growth. Our ability to design, develop and market new products depends on a number of factors, including, but not limited to the following:

•    Our ability to attract and retain skilled technical employees;

•    The availability of critical components from third parties;

•    Our ability to successfully complete the development of products in a timely manner; and

•    Our ability to manufacture products at an acceptable price and quality.

A failure by us, or our suppliers, in any of these areas, or a failure of new products to obtain commercial acceptance, could mean we receive less revenue than we anticipate and we are unable to recover our research and development expenses, and could result in a decrease in the market price for our shares.

We may not be able to continue to design products that meet our customer needs and, as a result, our revenue and profitability may decrease.

We develop products to meet our customers’ requirements but, particularly with original equipment manufacturers, current design wins do not guarantee future design wins. If we are unable or choose not to meet our customers’ future needs, we may not win their future business and our revenue and profitability may decrease.

We depend on a limited number of third parties to manufacture our products and supply key components. If they do not manufacture our products properly or cannot meet our needs in a timely manner, we may be unable to fulfill our product delivery obligations and our costs may increase, and our revenue and margins could decrease.

We outsource the manufacture of our products to a limited number of third parties and depend heavily on the ability of these manufacturers to meet our needs in a timely and satisfactory manner. Some components used by us may only be available from a small number of suppliers, in some cases from only one supplier. We currently rely on two manufacturers, either of which may terminate the manufacturing contract with us at the end of any contract year. Our reliance on third party manufacturers and suppliers subjects us to a number of risks, including the following:

•    The absence of guaranteed manufacturing capacity;

•    Reduced control over delivery schedules, production yields and costs; and

•    Inability to control the amount of time and resources devoted to the manufacture of our products.

If we are unable to successfully manage any of these risks or to locate alternative or additional manufacturers or suppliers in a timely and cost-effective manner, we may not be able to deliver products in a timely manner. In addition, our results of operations could be harmed by increased costs, reduced revenues and reduced margins.

We do not have fixed-term employment agreements with our key personnel and the loss of any key personnel may harm our ability to compete effectively.

None of our executive officers or other key employees has entered into a fixed-term employment agreement. Our success depends in large part on the abilities and experience of our executive officers and other key employees. Competition for highly skilled management, technical, research and development and other key employees is intense in the wireless communications industry. We may not be able to retain our current executive officers or key employees and may not be able to hire and transition in a timely manner experienced and highly qualified additional executive officers and key employees as needed to achieve our business objectives. The loss of executive officers and key employees could disrupt our operations and our ability to compete effectively could be adversely affected.

We may have difficulty responding to changing technology, industry standards and customer preferences, which could cause us to be unable to recover our research and development expenses and lose revenues.

The wireless industry is characterized by rapid technological change. Our success will depend in part on our ability to accurately predict and anticipate evolving wireless technology standards and develop products that keep pace with the continuing changes in technology, evolving industry standards and changing customer and end-user preferences and requirements. Our products embody complex technology that may not meet those standards, changes and preferences. In addition, wireless communications service providers require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other providers. We may be unable to successfully address these developments in a timely basis or at all. Our failure to respond quickly and cost-effectively to new developments through the development of new products or enhancements to existing products could cause us to be unable to recover significant research and development expenses and reduce our revenues.

We depend on third parties to offer wireless data and voice communications services for our products to operate.

Our products can only be used over wireless data and voice networks operated by third parties. In addition, our future growth depends, in part, on the successful deployment of next generation wireless data and voice networks by third parties for which we are developing products. If these network operators cease to offer effective and reliable service, or fail to price and market their services effectively, sales of our products will decline and our revenues will decrease.

Acquisitions of companies or technologies may result in disruptions to our business or may not achieve the anticipated benefits.

As part of our business strategy, we have acquired and may continue to acquire additional assets and businesses principally relating to or complementary to our current operations. Any acquisitions and/or mergers by us will be accompanied by the risks commonly encountered in acquisitions of companies. These risks include, among other things:

•            Exposure to unknown liabilities of acquired companies, including unknown litigation related to acts or omissions of our acquired company and/or its directors and officers prior to the acquisition;

•    Higher than anticipated acquisition and integration costs and expenses;

•            Effects of costs and expenses of acquiring and integrating new businesses on our operating results and financial condition;

•    The difficulty and expense of integrating the operations and personnel of the companies;

•    Disruption of our ongoing business;

•            Diversion of management’s time and attention away from our remaining business during the integration process;

•            Failure to maximize our financial and strategic position by the successful incorporation of acquired technology;

•    The inability to implement uniform standards, controls, procedures and policies;

•    The loss of key employees and customers as a result of changes in management;

•    The incurrence of amortization expenses; and

•            Possible dilution to our shareholders if the purchase price is paid in common shares or securities convertible into common shares.

In addition, geographic distances may make integration of businesses more difficult. We may not be successful in overcoming these risks or any other problems encountered in connection with any acquisitions. If realized, these risks could reduce shareholder value.

We may infringe the intellectual property rights of others.

The industry in which we operate has many participants that own, or claim to own, proprietary intellectual property. In the past we have received, and in the future may receive, claims from third parties alleging that we, and possibly our customers, violate their intellectual property rights. Rights to intellectual property can be difficult to verify and litigation may be necessary to establish whether or not we have infringed the intellectual property rights of others. In many cases, these third parties are companies with substantially greater resources than us, and they may be able to, and may choose to, pursue complex litigation to a greater degree than we could. Regardless of whether these infringement claims have merit or not, we may be subject to the following:

•    We may be liable for potentially substantial damages, liabilities and litigation costs, including attorneys’ fees;

•            We may be prohibited from further use of the intellectual property and may be required to cease selling our products that are subject to the claim;

•            We may have to license the third party intellectual property, incurring royalty fees that may or may not be on commercially reasonable terms. In addition, there is no assurance that we will be able to successfully negotiate and obtain such a license from the third party;

•            We may have to develop a non-infringing alternative, which could be costly and delay or result in the loss of sales. In addition, there is no assurance that we will be able to develop such a non-infringing alternative;

•    The diversion of management’s attention and resources;

•    Our relationships with customers may be adversely affected; and

•    We may be required to indemnify our customers for certain costs and damages they incur in such a claim.

In the event of an unfavourable outcome in such a claim and our inability to either obtain a license from the third party or develop a non-infringing alternative, then our business, operating results and financial condition may be materially adversely affected and we may have to restructure our business.

Absent a specific claim for infringement of intellectual property, from time to time we have and expect to continue to license technology, intellectual property and software from third parties. There is no assurance that we will be able to maintain our third party licenses or obtain new licenses when required and this inability could materially adversely affect our business and operating results and the quality and functionality of our products. In addition, there is no assurance that third party licenses we execute will be on commercially reasonable terms.

Under purchase orders and contracts for the sale of our products we may provide indemnification to our customers for potential intellectual property infringement claims for which we may have no corresponding recourse against our third party licensors. This potential liability, if realized, could materially adversely affect our business, operating results and financial condition.

Misappropriation of our intellectual property could place us at a competitive disadvantage.

Our intellectual property is important to our success. We rely on a combination of patent protection, copyrights, trademarks, trade secrets, licenses, non-disclosure agreements and other contractual agreements to protect our intellectual property. Third parties may attempt to copy aspects of our products and technology or obtain information we regard as proprietary without our authorization. If we are unable to protect our intellectual property against unauthorized use by others it could have an adverse effect on our competitive position.

Our strategies to deter misappropriation could be inadequate due to the following risks:

•            Non-recognition of the proprietary nature or inadequate protection of our methodologies in the United States, Canada or foreign countries;

•    Undetected misappropriation of our intellectual property;

•    The substantial legal and other costs of protecting and enforcing our rights in our intellectual property; and

•    Development of similar technologies by our competitors.

In addition, we could be required to spend significant funds and our managerial resources could be diverted in order to defend our rights, which could disrupt our operations.

As our business expands internationally, we will be exposed to additional risks relating to international operations.

Our expansion into international operations exposes us to additional risks unique to such international markets, including the following:

•    Increased credit management risks and greater difficulties in collecting accounts receivable;

•            Unexpected changes in regulatory requirements, wireless communications standards, exchange rates, trading policies, tariffs and other barriers;

•    Uncertainties of laws and enforcement relating to the protection of intellectual property;

•    Language barriers; and

•    Potential adverse tax consequences.

Furthermore, if we are unable to further develop distribution channels in Europe and the Asia-Pacific region we may not be able to grow our international operations and our ability to increase our revenue will be negatively impacted.

Government regulation could result in increased costs and inability to sell our products.

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. European Union directives provide comparable regulatory guidance in Europe. Although we have obtained all the necessary Federal Communications Commission, Industry Canada and other required approvals for the products we currently sell, we may not obtain approvals for future products on a timely basis, or at all. In addition, regulatory requirements may change or we may not be able to obtain regulatory approvals from countries other than the United States and Canada in which we may desire to sell products in the future.

Fluctuations in exchange rates between the United States dollar and other currencies, including the Canadian dollar may affect our operating results.

We are exposed to fluctuations in the exchange rate between the United States dollar and the Canadian dollar through our operations in Canada. To reduce our risk because of currency fluctuations, we purchase inventory, other cost of sales items and many of our services in United States dollars. If the Canadian dollar rises relative to the United States dollar, our operating results may be negatively impacted. To date, we have not entered into any foreign currency futures contracts as part of a hedging policy. We expect that as our business expands in Europe and the Asia-Pacific region, we will also be exposed to additional foreign currency transactions and to the associated currency risk. To date, we have not entered into any futures contracts.

SIERRA WIRELESS, INC.

Consolidated Statements of Operations and Deficit
(Expressed in thousands of United States dollars, except per share amounts)
(Prepared in accordance with United States generally accepted accounting principles (GAAP))
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Revenue	$55,223	$21,930	$100,447	$42,110
Cost of goods sold	36,366	27,852	64,933	40,907
Gross margin	18,857	(5,922)	35,514	1,203

Expenses
Sales and marketing	3,726	4,331	7,476	8,620
Research and development, net	8,905	7,399	16,433	14,660
Administration	3,301	3,892	6,048	6,827
Restructuring and other charges (note 5)	—	4,926	—	4,926
Amortization	748	679	1,507	1,370
	16,680	21,227	31,464	36,403
Earnings (loss) from operations	2,177	(27,149)	4,050	(35,200)

Other income	1,306	220	2,481	755
Earnings (loss) before income taxes	3,483	(26,929)	6,531	(34,445)
Income tax expense (recovery)	(287)	(222)	174	(144)
Net earnings (loss)	3,770	(26,707)	6,357	(34,301)
Deficit, beginning of period	(80,270)	(53,983)	(82,857)	(46,389)
Deficit, end of period	$(76,500)	$(80,690)	$(76,500)	$(80,690)

Earnings (loss) per share for the period:
Basic	$0.15	$(1.05)	$0.25	$(1.35)
Diluted	$0.15	$(1.05)	$0.25	$(1.35)

Weighted average number of shares (in thousands)
Basic	25,602	25,364	25,547	25,361
Diluted	25,959	25,364	25,848	25,361

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Comprehensive Income
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Net earnings (loss)	$3,770	$(26,707)	$6,357	$(34,301)
Other comprehensive income (loss)
Unrealized gain (loss) on marketable securities	3	(17)	(28)	(41)
Comprehensive income (loss)	$3,773	$(26,724)	$6,329	$(34,342)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Balance Sheets
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)

	June 30, 2006	December 31, 2005
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$77,511	$64,611
Short-term investments (note 3)	21,657	24,724
Accounts receivable, net of allowance for doubtful accounts of $1,567 (2005 - $1,561)	27,391	20,540
Inventories (note 4)	19,668	3,316
Prepaid expenses	2,694	3,974
	148,921	117,165

Long-term investments (note 3)	2,461	14,762
Fixed assets	13,639	11,647
Intangible assets	10,036	10,693
Goodwill	19,227	19,227
Other assets	—	486
	$194,284	$173,980

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$18,037	$3,971
Accrued liabilities	25,519	28,644
Deferred revenue and credits	804	422
Current portion of long-term liabilities (note 5)	1,003	894
Current portion of obligations under capital lease	120	304
	45,483	34,235

Long-term liabilities (note 5)	1,633	1,926
Obligations under capital lease	—	4

Shareholders’ equity:
Share capital (note 6)	221,512	219,398
Additional paid-in capital	1,466	556
Warrants	1,538	1,538
Deficit	(76,500)	(82,857)
Accumulated other comprehensive loss	(848)	(820)
	147,168	137,815
	$194,284	$173,980

Contingencies (note 7)

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of United States dollars)
(Prepared in accordance with United States GAAP)
(Unaudited)

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Cash flows from operating activities:
Net earnings (loss) for the period	$3,770	$(26,707)	$6,357	$(34,301)
Adjustments to reconcile net earnings (loss) to net cash provided by (used in) operating activities	2,369	2,188	4,493	4,308
Amortization
Stock-based compensation (note 6)	994	—	1,875	—
Loss (gain) on disposal	25	(41)	31	(41)
Non-cash restructuring and other charges	—	13,040	—	13,040
Changes in operating assets and liabilities
Accounts receivable	(8,356)	(1,432)	(7,363)	5,492
Inventories	(8,423)	743	(16,352)	(6,858)
Prepaid expenses	1,168	184	1,766	696
Accounts payable	10,371	1,755	14,066	1,940
Accrued liabilities	684	(1,822)	(3,125)	(4,299)
Deferred revenue and credits	374	87	382	290
Net cash provided by (used in) operating activities	2,976	(12,005)	2,130	(19,733)

Cash flows from investing activities:
Proceeds on disposal	1	45	5	45
Purchase of fixed assets	(4,170)	(2,134)	(5,385)	(4,590)
Increase in intangible assets	(334)	(505)	(513)	(1,013)
Purchase of short-term investments	(16,984)	(31,844)	(24,205)	(57,706)
Proceeds on maturity of short-term investments	22,996	—	40,091	—
Net cash provided by (used in) investing activities	1,509	(34,438)	9,993	(63,264)

Cash flows from financing activities:
Issue of common shares	995	13	1,149	35
Repayment of long-term liabilities	(66)	(418)	(372)	(834)
Net cash provided by (used in) financing activities	929	(405)	777	(799)

Net increase (decrease) in cash and cash equivalents	5,414	(46,848)	12,900	(83,796)
Cash and cash equivalents, beginning of period	72,097	94,898	64,611	131,846
Cash and cash equivalents, end of period	$77,511	$48,050	$77,511	$48,050

See supplementary cash flow information (note 8).

See accompanying notes to consolidated financial statements.

SIERRA WIRELESS, INC.

Notes to Consolidated Financial Statements

For the three and six months ended June 30, 2006 and 2005
(Expressed in thousands of United States dollars, except per share amounts and number of shares)
(Prepared in accordance with United States GAAP)

1.              Basis of Presentation

The accompanying interim financial information does not include all disclosures required under United States generally accepted accounting principles for annual financial statements.  The accompanying interim financial information is unaudited and reflects all adjustments, consisting of normal recurring adjustments, which, in the opinion of management, are necessary for a fair presentation of results for the interim periods.  Certain comparative figures have been reclassified to conform to the financial statement presentation of the current period.  These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in our fiscal 2005 Annual Report.  These interim financial statements follow the same accounting policies and methods of application as our annual financial statements, except as disclosed in note 6.

Our interim consolidated financial statements include the accounts of Sierra Wireless, Inc. and its wholly-owned subsidiaries Sierra Wireless America, Inc., Sierra Wireless (UK) Limited, Sierra Wireless (Asia Pacific) Limited, Sierra Wireless SRL and Sierra Wireless ULC from their respective dates of formation or acquisition.  We have eliminated all significant intercompany balances and transactions.

2.              Use of Estimates

In preparing the financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions that affect the reported amounts of assets, particularly the recoverability of inventory, fixed assets, intangible assets, goodwill and deferred income taxes, royalty and warranty accruals, other liabilities, and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

3.              Investments

Investments, all of which are classified as available-for-sale, were comprised as follows:

	Short-term		Long-term
	June 30,	Dec 31,	June 30,	Dec 31,
	2006	2005	2006	2005
Government treasury bills	$—	$4,439	$—	$—
Commercial paper	9,345	20,285	—	—
Government bonds	12,312	—	2,461	14,762
	$21,657	$24,724	$2,461	$14,762

4.              Inventories

	June 30,	Dec 31,
	2006	2005
Electronic components	$13,535	$1,675
Finished goods	6,133	1,641
	$19,668	$3,316

5.              Restructuring and other charges

In June 2005, we announced our decision to exit our Voq professional phone initiative.  In addition to the exit of the Voq initiative, we made some non-Voq related reductions to our operating expenses and assets.  During 2005, we incurred restructuring and other charges of $18,485 associated with the writedown of inventory, fixed and intangible assets impairments, workforce reductions, royalty commitment provisions, charges related to excess facilities and other assets, and an increase to our deferred tax asset valuation allowance.  For the three and six months ended June

30, 2005, $18,200 of these restructuring and other charges were recognized.

In the second quarter of 2006, we recorded an additional facilities restructuring charge of $272 related to a change in estimate of the future operating expenses and the foreign exchange loss on the Canadian dollar denominated liability.

The following table summarizes the changes in the provision for restructuring and other charges for the three and six months ended June 30, 2006 and the balance of the provision as at June 30, 2006.

	Cost of Goods Sold	Facilities Restructuring
Balance at December 31, 2005	$627	$2,820
Cash Payments	—	(250)
Increase in facilities accrual	—	49
Balance at March 31, 2006	627	2,619
Cash Payments	—	(255)
Increase in facilities accrual	—	272
Balance at June 30, 2006	$627	$2,636

6.              Share Capital

Changes in the issued and outstanding common shares are as follows:

	Number of Shares	Amount

Balance at December 31, 2005	25,476,447	$219,398
Stock option exercises	26,523	276
Balance at March 31, 2006	25,502,970	219,674
Stock option exercises	155,060	1,838
Balance at June 30, 2006	25,658,030	$221,512

Effective January 1, 2006, we adopted the Financial Accounting Standards Board (FASB) revised Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (SFAS No. 123(R)), using the modified prospective transition method. Under this method, stock-based compensation expense is recognized using the fair value based method for all awards granted on or after the date of adoption. Compensation expense for unvested stock options and awards that were outstanding on January 1, 2006 and new awards granted after January 1, 2006 will be recognized over the requisite service period based on the grant date fair value of those options and awards as previously calculated under the pro-forma disclosures under FASB Statement No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). Prior to adoption, we used the intrinsic value method under Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations and provided the disclosure-only provisions of SFAS No. 123.  Under the intrinsic value method, no stock-based compensation had been recognized in our Consolidated Statements of Operations and Deficit prior to January 1, 2006 because the exercise price of our stock options granted to employees and directors equaled the market value of the underlying common shares at the date of grant.

SFAS No. 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. In our pro forma information, as required under SFAS No. 123 for the periods prior to January 1, 2006, we accounted for forfeitures as they occurred.

For the three and six months ended June 30, 2006, the adoption of SFAS No. 123(R) resulted in a decrease in net earnings of $1.0 million and $1.9 million, respectively, or $0.04 and $0.07 in basic and diluted earnings per share, respectively. Stock-based compensation expense was reflected in the Consolidated Statements of Operations and Deficit as follows:

	Three months ended June 30, 2006	Six months ended June 30, 2006

Cost of goods sold	$101	$189
Sales and marketing	325	600
Research and development, net	200	371
Administration	368	715
	$994	$1,875

The following table illustrates the effect on net loss and loss per share if we had applied the fair value recognition principles of SFAS No. 123 to stock-based employee compensation during fiscal 2005.

	Three months ended June 30, 2005	Six months ended June 30, 2005

Net loss:
As reported	$(26,707)	$(34,301)
Less: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,287)	(2,617)
Pro-forma	$(27,994)	$(36,918)

Basic loss per share:
As reported	$(1.05)	$(1.35)
Pro-forma	(1.10)	(1.46)

Diluted loss per share:
As reported	$(1.05)	$(1.35)
Pro-forma	(1.10)	(1.46)

For our pro-forma disclosure we recognized the calculated benefit at the date of granting the stock options on a straight-line basis over the vesting period.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions. The expected life selected for options granted during the quarter represents the period of time that the options are expected to be outstanding based on historical data of option holder exercise and termination behavior. Expected volatilities are based upon historical volatility of the Company’s monthly stock closing prices over a period equal to the expected life of each option grant. The risk-free interest rate was selected based on yields from Canadian Government Bond yields with a term equal to the expected term of the options being valued.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Expected dividend yield	—	—	—	—
Expected stock price volatility	79%	86%	80%	87%
Risk-free interest rate	4.36%	3.07%	4.22%	3.29%
Expected life of options	4 years	4 years	4 years	4 years

Under the terms of our employee stock option plan, our Board of Directors may grant options to employees, officers and directors.  The plan provides for granting of options at the fair market value of our stock at the grant date.  Options generally vest over four years, with the first 25% vesting at the first anniversary date of the grant and the balance vesting in equal amounts at the end of each month thereafter.  We determine the term of each option at the time it is granted, with options having either a five year or a ten year term.  Since February 1999, options have only been granted with a five year term.  During 2005, shareholders approved an amendment to the plan whereby the maximum number of shares available for issue under the plan is a rolling number equal to 10% of the number of issued and outstanding common shares from time to time, provided that no more than 1,600,000 common shares will be added to the number of common shares currently available for issue under the plan without the Company first obtaining shareholder approval.  Prior to this amendment, the number of shares available for issuance was a specified, fixed amount.  Based on the number of shares outstanding as at June 30, 2006, stock options exercisable into 464,821 common shares are available for future allocation under the plan.  Since this amendment to the plan through to June 30, 2006, 326,532 common shares have been added to the number of common shares currently available for issue under the plan, to be applied against the limit of 1,600,000 common shares.

Stock option activity is presented below:

	Number of Shares	Weighted Average Exercise Price		Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (‘000’s)
		Cdn.$	U.S.$	In Years	Cdn.$	U.S.$

Outstanding, December 31, 2005	1,799,433	$18.48	$15.86
Granted	509,750	14.76	12.61
Exercised	(26,523)	6.71	5.73
Forfeited or expired	(13,417)	33.58	28.70
Outstanding, March 31, 2006	2,269,243	15.87	13.57	3.3	$6,376	$5,450
Granted	14,000	18.82	16.95
Exercised	(155,060)	7.19	6.48
Forfeited or expired	(27,200)	16.30	14.68
Outstanding, June 30, 2006	2,100,983	16.24	14.63	3.1	12,574	11,328

Exercisable, March 31, 2006	1,081,729	16.86	14.41	2.4	3,920	3,351
Exercisable, June 30, 2006	848,480	17.14	15.44	2.1	5,272	4,750

The intrinsic value of a stock option is calculated as the quoted market price of the stock at the balance sheet date less the amount an employee must pay to acquire the stock.  The weighted average grant date fair value of stock options granted during the three and six months ended June 30, 2006 was $10.39 and $8.03, respectively.  The aggregate intrinsic value of stock options exercised during the three and six months ended June 30, 2006 was $1.9 million and $2.1 million, respectively.

As of June 30, 2006, there was $9.0 million of unrecognized compensation cost related to non-vested stock based compensation arrangements cost, which is expected to be recognized over a weighted average period of 1.5 years.

7.              Contingencies

(a)  Contingent liability on sale of products

(i)                   Under license agreements, we are committed to royalty payments based on the sales of products using certain technologies.  We recognize royalty obligations as determinable in accordance with agreement terms.  Where agreements are not finalized, we have recognized our current best estimate of the obligation.  When the agreements are finalized, the estimate will be revised accordingly.

(ii)                We are a party to a variety of agreements in the ordinary course of business under which we may be obligated to indemnify a third party with respect to certain matters.  Typically, these obligations arise as a result of contracts for sale of our products to customers where we provide indemnification against losses arising from matters such as potential intellectual property infringements and product liabilities.  The impact on our future financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims.  To date, we have not incurred material costs related to these types of indemnifications.

(iii)             Under certain research and development funding agreements, we are contingently liable to repay up to $3,262.  Repayment under these agreements is contingent upon reaching certain revenue levels for specified products.

(iv)            Under an agreement with the Government of Canada’s Technology Partnerships Canada (“TPC”) program, we have received Cdn. $9,999 to support the development of a range of third generation wireless technologies.  Under the terms of the agreement, an amount up to a maximum of Cdn. $13,000 is to be repaid based on annual sales, in excess of certain minimum amounts, of specified products commencing in 2004.  During the three and six months ended June 30, 2006, we have recorded, in research and development expense, the repayment of  $495 and $941, respectively (2005 — $218 and $420).  In addition, we issued warrants to TPC to purchase 138,696 common shares on December 30, 2003, valued at Cdn. $2,000 based on the Black-Scholes pricing model.  The warrants are exercisable at Cdn $20.49 per share for a term of five years from December 30, 2003.  As of June 30, 2006, no warrants have been exercised.

In March 2004, we entered into a second agreement with TPC under which we are eligible to receive conditionally repayable research and development funding up to Cdn. $9,540 to support the development of a range of third generation wireless technologies.   The agreement was effective April 2003.  In both the three and six months ended June 30, 2006 we have claimed nil (2005 — $448 and $888, respectively), which was recorded as a reduction of research and development expense.  Unless the second agreement is otherwise renegotiated, with the termination of the Voq professional phone initiative in the second quarter of 2005 no further TPC funding is anticipated.  During the three and six months ended June 30, 2006, we have recorded, in research and development expense, the accrued repayment of $4 and $7, respectively (2005 — $1 and $16).  Under the terms of the agreement, repayment based on a percentage of annual sales, in excess of certain minimum amounts, will be made over the period from April 2003 to December 2011.  The funding is repayable upon the occurrence of certain events of default, which include material change or insolvency events.  If the payments during this period are less than Cdn. $16,455, payments will continue subsequent to December 2011 until the earlier of when the amount is reached or December 2014.

(v)               We accrue product warranty costs, when we sell the related products, to provide for the repair or replacement of defective products.  Our accrual is based on an assessment of historical experience and on management’s estimates.  An analysis of changes in the liability for product warranties follows:

Balance, December 31, 2004	$2,941
Provisions	1,898
Expenditures	(2,206)
Balance, December 31, 2005	2,633
Provisions	1,058
Expenditures	(1,384)
Balance, March 31, 2006	2,307
Provisions	838
Expenditures	(1,310)
Balance, June 30, 2006	$1,835

(b) Other commitments

We have entered into purchase commitments totaling approximately $45,556 with certain contract manufacturers under which we have committed to buy a minimum amount of designated products between July 2006 and September 2006.  In certain of these agreements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(c)      Legal proceedings

(i)                   Sierra Wireless America, Inc., as successor to AirPrime, Inc., is named as a defendant in a class action complaint, filed in the U.S. District Court for the Central District of California for alleged violations of federal and state securities laws allegedly occurring prior to the time AirPrime, Inc. was acquired by the Company.  The Company is finalizing settlement documentation, which will be conditional upon court approval, which the Company anticipates will result in a full settlement of this litigation.  In the event that a full and final settlement is not concluded, the litigation will continue and although there can be no assurance that an unfavourable outcome of the dispute would not a have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend them.

(ii)                The Company and certain of our current and former officers are named as defendants in several class action complaints for alleged violations of federal securities laws, which are consolidated for pretrial purposes in the

U.S. District Court for the Southern District of New York.  The plaintiffs filed their consolidated amended complaint on February 21, 2006 and the Company and the other defendants filed a motion to dismiss on April 7, 2006.  We expect that the Court will hear the motion in the second half of this year.  We have given notice to our liability insurance carrier, which has agreed to pay our costs of defense that exceed the policy’s retention amount, subject to a reservation of rights in the event that it is determined that the carrier has no liability for this litigation.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuits.  The Company has determined that it is not possible to establish a reasonable estimate of the possible loss, or range of possible loss, if any.  However, the Company believes that it is probable that the legal costs related to these complaints may exceed our policy retention amount of $1,000.  Accordingly, we accrued $1,000 in our results of operations for the three and six months ended June 30, 2005.

(iii)             We are engaged in certain other legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

8.              Supplementary Information

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Cash received for
Interest	$1,546	$421	$2,497	$1,084
Income taxes	—	1,500	—	1,500
Cash paid for
Interest	7	13	7	27
Income taxes	51	69	90	384

We sell certain products through resellers, original equipment manufacturers, and wireless service providers who sell these products to end-users.  The approximate sales to the significant channels are as follows:

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Customer A	$18,516	Less than 10%	$31,380	Less than 10%
Customer B	8,505	$3,236	12,287	$5,887
Customer C	Less than 10%	3,104	Less than 10%	5,363

9.              Differences Between United States and Canadian Generally Accepted Accounting Principles (GAAP)

Canadian securities regulations provide that financial statements filed by an SEC issuer may be prepared in accordance with United States GAAP provided that, if the SEC issuer previously filed or included in a prospectus financial statements prepared in accordance with Canadian GAAP, the issuer complies with certain disclosure requirements for a specified period of time.  Those requirements include explaining and quantifying the differences between Canadian and U.S. GAAP for the current and comparative periods.

The consolidated financial statements have been prepared in accordance with U.S. GAAP, which differ in certain material respects from those principles that would have been followed had our consolidated financial statements been prepared in accordance with Canadian GAAP.  The following is a reconciliation of the net earnings (loss) between U.S. GAAP and Canadian GAAP for the three and six months ended June 30, 2006 and 2005:

The Canadian GAAP interim financial statements follow the same accounting policies and methods of application as our annual financial statements.

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005

Net earnings (loss) under U.S. GAAP	$3,770	$(26,707)	$6,357	$(34,301)
Stock-based compensation expense (a)	—	(1,287)	—	(2,617)
Loss on short term investments (d)	—	(17)	(31)	(41)
Net earnings (loss) under Canadian GAAP	$3,770	$(28,011)	$6,326	$(36,959)

Earnings (loss) per share under Canadian GAAP
Basic	$0.15	$(1.10)	$0.25	$(1.46)
Diluted	$0.15	$(1.10)	$0.24	$(1.46)

(a)              Stock-based compensation

Effective January 1, 2004, under Canadian GAAP, we adopted the fair value recognition provisions of the amended Canadian Institute of Chartered Accountants Handbook (“HB”) 3870, “Stock-based Compensation and Other Stock-based Payments” (“HB 3870”), which requires recognition of an estimate of the fair value of stock-based awards in earnings.  We have retroactively applied HB 3870, with restatement of prior periods to record the compensation cost that would have been recognized had the fair value recognition provisions of HB 3870 been applied to all awards granted to employees since the inception of the stock option plan in 1997.  With the adoption of SFAS 123(R) as of January 1, 2006, there is no longer a GAAP difference in the calculation of stock based compensation expense (note 6).

(b)             Research and development

Under U.S. GAAP, we expense research and development costs as they are incurred.  Under Canadian GAAP, we expense research costs as they are incurred.  Development costs are expensed unless they meet certain specified criteria for deferral and amortization.  No development costs have been deferred in the three and six months ended June 30, 2006 and 2005 as the criteria for deferral were not met.

(c)              Comprehensive income

Under U.S. GAAP, we report comprehensive income or loss in accordance with the provisions of Statement of Financial Accounting Standards No. 130 entitled “Reporting Comprehensive Income”.  Under Canadian GAAP, we are not required to report comprehensive income or loss.

(d)             Short-term and long-term investments

Under U.S. GAAP, Statement of Financial Accounting Standards No. 115 entitled “Accounting for Certain Investments in Debt and Equity Securities”, prescribes that available-for-sale investments are marked to market with the resulting unrealized gains (losses) being recorded in other comprehensive income, and subsequently reclassified to earnings at the time they are realized.  Under Canadian GAAP, these investments are carried at the lower of cost and quoted market value, with unrealized losses recorded in net earnings (loss).

(e)              Future income taxes

Under U.S. GAAP, tax rates applied in the calculation of future income taxes are those rates that are passed into law.  Under Canadian GAAP, substantively enacted tax rates are used.  There has been no impact to any of the numbers in the three and six months ended June 30, 2006 and 2005.

(f)                Investment tax credits

Under U.S. GAAP, investment tax credits are accounted for using the flow through method whereby such credits are accounted for as a reduction of income tax expense in the period in which the credit arises.  Under Canadian GAAP, investment tax credits are accounted for using the cost reduction method whereby such credits are deducted from the expenses or assets to which they relate in the period in which their recoverability is reasonably assured.  During the three and six months ended June 30, 2006 and 2005, no investment tax credits were recorded.

(g)             Foreign currency translation

During the year ended December 31, 1999, the Company changed its reporting and functional currency from Canadian dollars to U.S. dollars.  Under U.S. GAAP, the shareholders’ equity accounts were translated into U.S. dollars at the rate in effect at the original transaction date, while under Canadian GAAP, all amounts were translated into U.S. dollars at the rate in effect on December 31, 1999.